BIOCORRX INC.

2390 EAST ORANGEWOOD AVENUE, SUITE 575

ANAHEIM, CA 92806

March 20, 2018

Joshua Shainess

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioCorRx Inc.
Preliminary Information Statement on Schedule 14C
Filed February 27, 2018
File No. 000-54208

Dear Mr. Shainess:

By letter dated March 8, 2018, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided BioCorRx Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Information Statement on Schedule 14C filed on February 27, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Preliminary Information Statement on Schedule 14C

Notice of Stockholder Action by Written Consent

General Information, page 3

1.	We note that you state “this is not a notice of a meeting of stockholders and no stockholders’ meeting will be held to consider any matter described herein.” However, you refer on page 11 of your preliminary information statement to a Special Meeting. Additionally, at certain points you also imply that stockholder approval is being sought for the matters discussed. This is inconsistent with your assertions that the majority stockholders have already approved the matters and that the information statement is being mailed solely for informational purposes. Revise to clarify these contradictory statements.

Response: We have revised the Preliminary Information Statement throughout to reflect that there is no meeting and that stockholder approval is not being sought.

1

2.	Confirm that you have not yet sent or given the information statement to security holders. We note that your preliminary information statement seems to indicate mailing on February 27, 2018. Refer to Rule 14c-5.

Response: We confirm that we have not yet sent or given the information statement to security holders.

Security Ownership of Certain Beneficial Owners and Management, page 11

3.	Conform your beneficial ownership table on page 12 to the requirements of Item 403 of Regulation S-K.

Response: We have revised accordingly.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Brady Granier

Brady Granier

President, Chief Executive Officer, Director

2